March 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kate Beukenkamp and Dietrich King

Re:	Galata Acquisition Corp. Amendment No. 1 to the Registration Statement on Form F-4, filed December 30, 2022 (File No. 333-269067).

Dear Ms. Beukenkamp and Mr. King,

On behalf of Galata Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 26, 2023 (the “Comments”), with respect to the above referenced Registration Statement on Form F-4 as filed by the Company on December 30, 2022 (the “F-4”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the F-4 (“Amendment No. 1”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the F-4.

Cover Page

1.	Comment: We note that in addition to the Business Combination Proposal, or Proposal No. 1, Galata’s shareholders will also be asked to consider and vote upon a proposal to change the multi-class structure of Galata, comprising of Class A Ordinary Shares of Galata, Founders Shares and preference shares of Galata, to a single-class share structure of New Marti comprised solely of Class A Ordinary Shares of New Marti and preference shares of New Marti. However, your discussion in the paragraphs immediately prior does not address the conversion, for example, of Galata preference shares to New Marti preference shares. Please revise your disclosure here and elsewhere, as appropriate, to address these shares and their treatment within the terms of the Business Combination Agreement, including how these shares relate to your description of a single-class share structure for both Galata and New Marti. We note your discussion elsewhere within your disclosure regarding preference shares, but note that the term “preference shares” is not defined outside of Annex B.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Pages and on pages 7, 13, 16-17, 36, 108-109, 262-263 and 266 of Amendment No. 1. The Company respectfully advises the Staff that there are no Preference Shares outstanding and none will be converted in connection with the Business Combination, but rather New Marti (i.e., Galata as of and following the Merger) will change its authorized share capital and its share structure in connection with the Business Combination pursuant to the Proposed Articles of Association, whereby the preference shares of New Marti will be authorized. The Founder Shares however will convert into Class A Ordinary Shares, as described on the Cover Pages and pages 27, 90, 108, 152 and 169 of the F-4 and the Cover Pages and pages 28, 99, 117-118, 166 and 185 of Amendment No. 1.

2.	Comment: We note that on December 23, 2022, “the Company irrevocably and unconditionally waived the Available Galata Cash Condition.” Please revise your disclosure as appropriate, including in the Selected Definitions section beginning on page 6, to make clear which entity you are referring to when using the defined term “the Company.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Pages and on pages 5, 30, and 127 of Amendment No. 1.

Selected Definitions, page 6

3.	Comment: Please revise your definition of “Eligible Marti Equityholder” to state which, if any, holders of Marti equity are not included within this definition. If the definition includes all holders of Marti equity, please state the same.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.

4.	Comment: Please revise your definitions of the parties listed in this section, including Verdi, Willkie, Barclays, B. Riley and Scura Partners, for example, to briefly describe the role each entity has in your Business Combination or initial public offering. For example, we note that your disclosure on page 112 describes B. Riley as serving as underwriter in your initial public offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5-8 of Amendment No. 1.

Questions and Answers About the Business Combination and the General Meeting

Questions and Answers About the Business Combination and the General Meeting, page 14

5.	Comment: Please revise this section to include a Q&A that addresses how much dilution non-redeeming Galata stockholders may experience. Disclose all possible sources and the extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure on the impact of each significant source of dilutions, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming stockholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16-17 of Amendment No. 1.

Q: Did the Galata Board obtain a third-party valuation or fairness opinion..., page 15

6.	Comment: Please revise your disclosure here and in your section titled “Fairness Opinion of Scura Partners to Galata’s Board of Directors” on page 119, for example, to make clear the scope of Scura’s fairness opinion. Cautionary language should be included noting that the fairness opinion addresses fairness to all Galata stockholders as a group as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 37 and 131 of Amendment No. 1.

Q: What shall be the relative equity stakes of Galata’s current shareholders..., page 16

7.	Comment: We note that the answer presents the equity stake breakdown by percentage based upon no redemptions or full redemptions. Please revise to indicate such ownership interests to reflect at least one additional redemption scenario in between no redemptions and full redemptions. Make conforming changes throughout the proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 89, 99, 121-122 and 263 of Amendment No. 1 and throughout the proxy statement/prospectus.

Q: I am a Galata shareholder. Do I have redemption rights?, page 19

8.	Comment: Please expand this Q&A to discuss the Founders Shares, including related redemption rights. We note that certain shareholders, including holders of the Founders Shares appear to have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1.

Risk Factors

Risks Related to Marti

Risks Related to Marti’s Business and History - We reply on third parties maintaining open marketplaces to distribute our application..., page 43

9.	Comment: We note your disclosure that “[s]ubstantially all of our revenue is generated through our mobile application” and your mobile application is available for download to your users through Apple App Store, Google Play Store, and Huawei AppGallery. We also note your discussion regarding the impact changes in the relationship with any of these three third parties would have on your business. Please revise this risk factor to discuss whether there are any additional third party mobile application platforms and digital storefronts that may be available to distribute your platform to customers or if your business model is substantially dependent on these three providers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1.

Risks Related to Marti’s Intellectual Property and Technology

Our service relies on GPS and other Global Satellite Navigation Systems (“GNSS”). , page 59

10.	Comment: Please revise the title of this risk factor to include a brief description of the specific impact this risk may have on your business as well as expand your discussion of what specific aspects of your “service” are tied to reliance on GNSS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1.

We collect, store, process and use personal information and other customer data..., page 62

11.	Comment: In this risk factor you state that you “collect, store, process and use personal information and other user data.” Please revise your disclosure to discuss the general application of the General Data Protection Regulation, or GDPR, to your business as well as any risks related to the applicability of this regulation to your business. Additionally, we note your risk factor on page 61 titled “Government regulation of the Internet and user privacy is evolving...” which discusses the application of “laws specifically governing the Internet and user privacy, including the processing and storage of personal information.”

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that Marti does not have any establishments in the European Union (the “EU”) and does not have any entities or affiliates in the EU. Although individuals residing outside of Türkiye can register on Marti’s application to receive Marti’s services within Türkiye, Marti does not target or otherwise direct its services to individuals outside Türkiye. According to Article 3 of the GDPR, GDPR’s territorial scope is determined as follows:

(1) This Regulation applies to the processing of personal data in the context of the activities of an establishment of a controller or a processor in the Union, regardless of whether the processing takes place in the Union or not.

(2) This Regulation applies to the processing of personal data of data subjects who are in the Union by a controller or processor not established in the Union, where the processing activities are related to:

•	the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the Union; or

•	the monitoring of their behavior as far as their behavior takes place within the Union.

Because Marti does not have an establishment, entity or affiliate in the EU, (1) above does not apply. Similarly, (2) sets forth requirements from the European Data Protection Board’s guidelines and does not apply to Marti's operations. Marti does not offer goods or services to data subjects in the EU or monitor their behavior within with EU and, therefore, does not target data subjects in the EU. Accordingly, Marti does not fall within the territorial scope of the GDPR and its operations are not subject to the GDPR.

Risks Related to Being a Public Company, page 75

12.	Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note your risk factor beginning with “Galata may redeem the Public Warrants prior to their exercise or expiration...” on page 79.

Response: The Company respectfully acknowledges the Staff’s comment, and note that the requested disclosure was included in the risk factor on pages 94-95 and 104-105 of the F-4, and is included on page 86 and on pages 103-104 and 114-115 Amendment No. 1.

Risks Related to the Redemption, page 94

13.	Comment: Revise your disclosure to discuss the material risk to unaffiliated investors presented by taking Marti public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in this registration statement, for example.

Response: The Company respectfully acknowledges the Staff’s comment, and note that the requested disclosure was included in the risk factor on page 85 of the F-4, and is included on page 94 Amendment No. 1.

The Business Combination

Background of Business Combination, page 111

14.	Comment: In the section you state that Galata management initially focused the search for an acquisition target on the insurance industry in Turkey and note the attractive features of this market. Additionally, Galata identified a number of potential targets that were potentially for sale at an attractive price. Please revise your disclosure to briefly discuss what factors led you to explore acquisitions in other industries, including the micromobility industry where Marti operates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123-124 of Amendment No. 1.

15.	Comment: We note that on June 21, 2021, Freifeld and Tanzer traveled to Turkey to meet with certain Turkish banking contacts, survey then-current Callaway investments and conduct diligence on new investment opportunities on behalf of Callaway and during that trip, they visited Marti headquarters. Please revise your disclosure to provide additional detail regarding how the visit to Marti headquarters transpired and was arranged given that the characterization of the trip was largely to meet with existing Callaway contacts and survey existing Callaway investments, and Tanzer and Durgan had ceased regular communication at the end of 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 1.

16.	Comment: You state that between August 23, 2021 and September 2, 2021, Galata entered into confidentiality agreements with four of the potential acquisition targets, including Marti. Please revise your disclosure to state whether Company A, which along with Marti you ultimately chose to pursue as a potential acquisition target, was also one of the four potential acquisition targets that entered into a confidentiality agreement with Galata. We note your disclosure on page 114 regarding Company A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124-125 of Amendment No. 1.

17.	Comment: Please expand your disclosure to discuss in greater detail the respective merits and limitations of the potential business combinations with Marti and Company A that representatives from Galata’s management presented to the Galata Board on August 19, 2021 and the Board’s consideration of these factors. We note that the Board authorized Galata management to pursue both acquisitions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123-125 of Amendment No. 1.

18.	Comment: Please revise your disclosure to discuss how Galata arrived at an initial enterprise value of approximately $1.1 billion for Marti as outlined in the draft indication of interest letter sent on August 21, 2021. We note that Marti had previously indicated that their expectation of a pre-money valuation for Marti was $1 billion. Further, please expand the disclosure to discuss what terms or other revisions were negotiated in the exchange of the drafts of the Confidentiality Agreement between Galata and Marti.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

19.	Comment: We note that during July and August 2021, Galata actively pursued Company A and, ultimately, Galata and Company A could not come to terms on a business combination resulting in Galata terminating discussions with Company A. Please revise your disclosure to expand your discussion of the terms or other factors that were discussed or considered regarding Company A during this time period that resulted in being unable to come to terms on a business combination. We note that Galata exchanged a draft NDA with Company A and sent an initial diligence request on September 1, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123-124 of Amendment No. 1.

20.	Comment: We note that on December 23, 2022, Galata, Marti and each PIPE Investor entered into the PIPE Amendment and on this same date Marti waived the Available Galata Cash Condition. We also note that this date was nearly four months after the Business Combination Agreement was executed. Please revise your disclosure to discuss the events that transpired between July 29, 2022 and December 23, 2022 and the factors that contributed to this amendment and waiver.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

21.	Comment: We note that Galata’s organizational documents appear to have waived the corporate opportunities doctrine with regard to certain parties. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 1.

Resignation of Barclays, page 116

22.	Comment: We note your disclosure that Barclays is not responsible for the preparation of any disclosure that is included in the proxy statement/prospectus, or any materials underlying such disclosure. Clarify whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1. Furthermore, the Company and Marti respectfully submit to the Staff that Barclays was not involved in the preparation of any disclosure that is included in the Registration Statement or Amendment No. 1, including any analysis underlying disclosure in the Registration Statement or Amendment No. 1. Barclays also did not provide any work product upon which any disclosure relies, and therefore the Barclays’ resignation does not impact any analysis underlying the Company’s decision to pursue the business combination with Marti.

Prospective Financial Information as of August 2022: , page 128

23.	Comment: We note your table of key elements of the projections provided by Marti’s management to the Galata Board. Please revise footnote (4) to state what “c.” represents. Additionally, please revise footnote (6) to briefly describe the transaction fees referenced here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1.

Interests of Certain Persons in the Business Combination, page 131

24.	Comment: Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for Galata’s officers and directors, if material. We note your disclosure regarding the current value of certain securities held. Make consistent revisions in each place where this disclosure appears in your proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 143-144 of Amendment No. 1.

25.	Comment: Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89, 90-92 and 144 of Amendment No. 1.

26.	Comment: Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the post-business combination company. In response to the Staff’s comment, the Company has revised the disclosure on pages 89, 90-92 and 144 of Amendment No. 1.

The Business Combination

Potential Purchases of Public Shares, page 132

27.	Comment: We note your disclosure that “[i]n connection with the shareholder vote to approve the Business Combination, the Sponsor, Galata’s directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from shareholders...” Further, we note your disclosure regarding the purpose of such share purchases, including increasing the likelihood of obtaining shareholder approval of the Business Combination or to satisfy a closing condition in the Business Combination Agreement. Please revise your disclosure here and throughout your registration statement to confirm that:

•	shares purchased by Galata’s Sponsor, directors, officers, advisors or affiliates would not be voted in favor of the business combination;

•	Galata’s Sponsor, directors, officers, advisors or affiliates will waive any redemption rights; and

•	Galata will file a Form 8-K prior to the extraordinary general meeting providing the information disclosed in the Tender Offers and Schedules C&DI Question 166.01.

Finally, tell us how these purchases will comply with Exchange Act Rule 14e-5.

Response: The Company’s sponsor, directors, officers, advisors and their affiliates will not purchase public shares in the open market prior to the General Meeting. In response to the Staff’s comment, the Company has revised the disclosure on page 145 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations, page 135

28.	Comment: Please clarify whether any aspect of this discussion constitutes the opinion of counsel and, if so, please provide an opinion as an exhibit. In this regard, we note, for example, that the Deemed Domestication tax consequences seem sufficiently complex that investors would benefit from an expert’s opinion to understand the tax consequences in order to make an informed investment decision. For guidance, please refer to Section III.A.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011), which is available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 149 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

29.	Comment: We note the adjustment for PIPE investment of $148 million. Please expand footnote 9 to clarify why the amount is recorded in short-term financial liabilities and disclose the key terms, such as the due date of the notes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 193-194 of Amendment No. 1.

Notes to Unaudited Pro Forma Financial Information, page 174

30.	Comment: Please expand your disclosure in notes two and three to provide details about how amounts to which the notes refer were derived and computed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of Amendment No. 1.

Business of Marti and Certain Information About Marti

Competitive Strengths

Strong Unit Economics, page 194

31.	Comment: Please revise your first paragraph in this section to make clear which time periods and generation of e-scooters are aligned with each comparative weighted average of daily net revenue, daily pre-depreciation gross margin per e-scooter, related payback period and cost intended to demonstrate your strong unit economics among your e-scooters.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215 of Amendment No. 1.

32.	Comment: Please revise the second paragraph of this section, including the sentence beginning “[a]s we deploy newer generations of vehicles in the same city, we typically experience increasing utilization, and higher quality vehicles increasing utilization even further,” with an eye toward clarity as it is unclear what meaning is currently intended here and which factors are connected to the expected increase in daily net revenue per vehicle.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215 of Amendment No. 1.

Constructive Regulatory Framework, page 194

33.	Comment: In this section, you state that your experience bringing e-scooters to Turkey illustrates how you have successfully contributed to the development of a new transport modality in your country. Please revise your disclosure, where appropriate, to discuss the micromobility competitive landscape in Turkey, including whether there are other e- scooter companies and/or competitors in Turkey in the micromobility industry. We note your disclosure on page 200.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215-216 of Amendment No. 1. The Company also respectfully advises the Staff of its disclosure on pages 218-219 of Amendment No. 1 under the subsection titled “Business of Marti and Certain Information about Marti — Competition.”

34.	Comment: Please revise your bullet point titled “Focus on Domestic Growth.” The meaning of the sentences in this section are unclear and appear to be about both rider data and data servers but it is unclear how this ties to local production requirements and what the requirements pertain to, for example.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 216 of Amendment No. 1.

Vertically Integrated Business Model Driving Lower Costs and Higher Revenues, page 194

35.	Comment: Here and elsewhere you reference battery charging, repair and maintenance. Please revise your disclosure to discuss your operations regarding recharging batteries for your e-scooters and other vehicles. For example, explain if you maintain charging stations or some other method to maintain battery power in your vehicles.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 215 of Amendment No. 1.

Marti Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Overview, page 199

36.	Comment: We note your disclosure here and elsewhere stating that you have served more than four million unique riders. Please revise your disclosure here and where appropriate to provide a definition of what constitutes a unique rider. Additionally, where appropriate, please revise your disclosure to reflect the time period by which you account for this figure, for example, since Marti was founded in 2018.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 210 and 221 of Amendment No. 1.

Key metrics and Non-GAAP financial measures, page 201

37.	Comment: We note that you present a number of key operating metrics. For each metric presented, please revise your disclosures to include or clarify the following information:
•	more information on how it is calculated, including any estimates or assumptions underlying the metric or its calculation;
•	the reasons why the metric provides useful information to investors; and
•	how management uses the metric in managing or monitoring the performance of the business.

Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 223-225 of Amendment No. 1.

38.	Comment: You define Fleet depreciation as the decline in the book value of [y]our fleet over a given period. Please clarify whether this metric includes other changes in book value such as disposals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 224 of Amendment No. 1.

39.	Comment: You present a measure called “Pre-Depreciation Gross Profit per Ride.” Please explain your consideration of calling this measure “gross profit” when it does not include depreciation, the largest direct expense in your cost of revenues. Please tell us how you considered whether this results in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Finally, the cost of the vehicle being rented is recognized through depreciation. Therefore, please explain why it is useful to investors to present a measure of profitability on renting a vehicle when it does not include the cost of the vehicle in the computation of profitability.

Response: In response to the Staff’s Comment, Marti has revised the “Pre-depreciation Gross Profit per Ride” metric to “Pre-depreciation Contribution” throughout Amendment No. 1 in order to distinguish it from Marti’s gross profit as measured by U.S. GAAP.

In making this change, Marti considered whether this results in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of GAAP. Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations states that “non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading.” The examples given for why non-GAAP measures may be misleading refer to changing the pattern of recognition, presenting gross rather than net revenue numbers or net rather than gross revenue numbers when the reverse is required, and changing the basis of accounting for revenue or expenses from an accrual basis to a cash basis. Marti’s “Pre-depreciation Contribution” measure is not an example of these. To the contrary, Marti’s pre-depreciation contribution measure is an important metric for management and investors as outlined on page 224 of Amendment No. 1. It is an important metric for Marti management as it lets management assess the efficiency of its field operations and repair and maintenance teams in servicing its vehicles on the field, distinct from the performance of its vehicle team in increasing the useful life of its vehicles off of the field as reflected by depreciation. The metric also lets Marti management compute the number of rides after which it pays back the fully loaded cost of its vehicles, by dividing its fully loaded vehicle cost by its pre-depreciation contribution per ride. This also makes it an important metric for investors to track Marti’s operating efficiency and unit economics.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140-141, 215, and 223-224 of Amendment No. 1.

40.	Comment: You present a non-GAAP measure called Adjusted EBITDA which includes adjustments for customs tax provision expenses, revenue adjustment for uncollected receivables, and accounts payables confirmation adjustments. Please further explain how each of these adjustments are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations. Please also explain to us the nature of the revenue adjustment and the accounts payable adjustment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 225 of Amendment No. 1.

41.	Comment: Please tell us why gross profit per ride decreased from $0.12 for the nine months ended September 30, 2021 to $0.01 for the year ended December 31, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that because Marti’s vehicles are not fully enclosed, Marti experiences higher demand in the summer months when the weather is favorable as compared to the winter months when rain or snow is more common. Marti’s best performing quarters are the second and third quarters, followed by the first and fourth quarters. Due to this seasonality, Marti’s revenue is considerably lower in the fourth quarter than the average of the first three quarters of the fiscal year. Marti’s variable costs, however, do not fully and immediately adjust to these changes in revenue. For example, Marti cannot reduce the size of its operations and repair and maintenance teams instantaneously in the fourth quarter and then right size such action in the first quarter. The decline in revenues is therefore greater than the decline in variable costs in the fourth quarter as compared to the average of the first three quarters of the fiscal year. Therefore, Marti typically sees lower gross profit per ride in the fourth quarter of the year than the average of the first three quarters of the fiscal year, and lower gross profit per ride across the full year than in the first nine months of the year.

Results of Operations, page 203

42.	Comment: When several factors contribute to material fluctuations in your results of operations, please revise to quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, you discuss the increase in revenues primarily as a result of the increase in the number of rides along with the growth in the fleet size. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 227-228 of Amendment No. 1.

Executive and Director Compensation - Marti Options, page 212

43.	Comment: We note that as of December 31, 2021 a single individual held Marti Options covering 25,000 shares of Marti common stock. Please revise your disclosure to state whether or not any of these options have vested. We note your disclosure within your proxy statement/prospectus that Marti Options will convert to Class A Ordinary Shares in connection with the Business Combination regardless of whether these options have vested or not.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 1.

General

44.	Comment: You refer to different amounts of PIPE financing throughout your document. It appears the PIPE has risen from $47.5 million to $62 million of committed proceeds and an additional $88 million of assumed incremental PIPE commitments to be raised “post announcement” per pages 36 and 129. This brings the total potential PIPE to $150 million. Please revise to ensure quantification is consistent throughout the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Pages and on pages 11, 16, 32, 179, and 206 of Amendment No. 1. and throughout the proxy statement/prospectus. The Company also respectfully advises the Staff that the aggregate $62 million committed proceeds referenced throughout the proxy statement and prospectus includes (i) $49.5 million in committed proceeds from the Convertible Notes pursuant to the PIPE Subscription and (ii) $12.5 million in committed proceeds from the Pre-Fund Notes, which are convertible into the Convertible Notes at the Closing, pursuant to the Pre-Fund Subscription.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com if you have comments or if you require additional information regarding Amendment No. 1.

Respectfully submitted,

/s/ Danielle Scalzo

Danielle Scalzo

cc: Kemal Kaya, Chief Executive Officer, Galata Acquisition Corp.